SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                           FORM 11-K

       X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934

           For the fiscal year ended December 31, 1999

                               OR

       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934

     For the transition period from           to

                  Commission file number 1-3480


                   MDU RESOURCES GROUP, INC.
                     401(k) RETIREMENT PLAN


                   MDU RESOURCES GROUP, INC.
                       SCHUCHART BUILDING
                     918 EAST DIVIDE AVENUE
                          P.O. BOX 5650
                BISMARCK, NORTH DAKOTA 58506-5650








                             CONTENTS



Required Information

  Financial Statements:

    Statements of Financial Condition -- December 31,
      1999 and 1998
    Statements of Income and Changes in Participants'
      Equity -- Years ended December 31, 1999, 1998
      and 1997
    Notes to Financial Statements

    Schedules -- Schedule I has been omitted because the required information is shown in such financial statements or the notes or supplemental schedules thereto.
    Schedule II -- Allocation of Plan Assets and
      Liabilities to Investment Programs
    Schedule III -- Allocation of Plan Income and
      Changes in Plan Equity to Investment Programs
    Schedule IV -- Item 27d - Schedule of Reportable
      Transactions

    Report of Independent Public Accountants

  Signature

  Exhibit:

    Consent of Independent Public Accountants

                    MDU RESOURCES GROUP, INC.
                      401(k) RETIREMENT PLAN


                STATEMENTS OF FINANCIAL CONDITION
                           December 31,


                                          1999           1998
Assets:
  Investments -- (Schedule II)
    MDU Resources Group, Inc. common
      stock
    (1999 -- 6,332,494 shares,
      cost $111,440,441
     1998 -- 6,064,118 shares,
      cost $103,035,875)               $126,649,880   $159,562,105
    Other                                34,157,583     29,897,044

  Cash and cash equivalents               1,411,021      1,711,482

  Contributions receivable                1,894,388            ---

  Dividends and interest receivable       1,335,917      1,281,649

  Participant loans receivable            3,105,992      2,318,857

                                       $168,554,781   $194,771,137


Liabilities:
  Trustee payable (Note 2)             $  1,313,940   $        ---

                                       $167,240,841   $194,771,137



Participants' equity:
  Distributions due terminated
    participants                       $    490,885   $    333,123

  Active participants' equity           166,749,956    194,438,014

                                       $167,240,841   $194,771,137

           The accompanying notes are an integral part of these financial statements.


                      MDU RESOURCES GROUP, INC.
                        401(k) RETIREMENT PLAN


       STATEMENTS OF INCOME AND CHANGES IN PARTICIPANTS' EQUITY
                       Years ended December 31,

                                    1999          1998         1997
Investment income:(Schedule III)
  Dividends                    $  5,586,272  $  3,484,873  $ 3,454,643
  Interest                          351,055       193,431       53,480
  Capital gains                   1,302,794       603,798      200,226
  Other                             (37,075)      (20,091)        (890)
  Realized gains, net             2,918,999     8,693,580    6,976,940
  Unrealized appreciation
    (depreciation) on
    investments                 (38,973,941)   14,766,451   19,279,470

                                (28,851,896)   27,722,042   29,963,869
Contributions:
  Employers                       3,209,539     1,274,909    1,213,664
  Employees                       7,074,574     3,885,912    3,553,477
  Employee rollover                 848,383       205,540        1,104

    Total contributions          11,132,496     5,366,361    4,768,245

Distributions to terminated
  participants                   (9,810,896)   (8,998,730)  (6,769,572)

Net transfers from Tax
  Deferred Compensation
  Savings Plan for
  Collective Bargaining
  Unit Employees                        ---       483,019      155,102

Transfers related to Coyote
  Station (Note 4)                      ---    (2,518,578)         ---

Transfers related to
  Merger of Plans (Note 1)              ---    67,686,110          ---

Increase (decrease) in
  participants' equity          (27,530,296)   89,740,224   28,117,644

Participants' equity at
  beginning of year             194,771,137   105,030,913   76,913,269

Participants' equity at
  end of year                  $167,240,841  $194,771,137 $105,030,913

              The accompanying notes are an integral part
                    of these financial statements.


                    NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan

   The MDU Resources Group, Inc. Tax Deferred Compensation Savings

Plan (the Non-Bargaining Plan) was adopted on August 4, 1983, by the

Board of Directors of MDU Resources Group, Inc. (the Company) to

provide a means for deferred savings and investment by eligible employees and to afford additional security for their retirement.  The

Non-Bargaining Plan is a defined contribution plan established effective January 1, 1984.  On January 1, 1999, the Non-Bargaining

Plan's name was changed to the MDU Resources Group, Inc. 401(k)

Retirement Plan (the Plan).   The Company and any of its direct or

indirect subsidiaries who choose to participate in the Plan are the

Employers.  Effective January 1, 1999, the Plan was amended to reflect the merger of the MDU Resources Group, Inc. Tax Deferred Compensation

Savings Plan for Collective Bargaining Unit Employees (Bargaining

Plan) into the Plan.  The assets of the Bargaining Plan were transferred to the Plan on December 31, 1998.  The Statements of

Income and Changes in Participants' Equity for 1998 and 1997 have not been restated for the merger of the Non-Bargaining Plan and the

Bargaining Plan.  Each participant in the Bargaining Plan

automatically became a participant in the Plan.  The merger and the transfer of assets were effectuated in accordance with Sections

401(a)(12), 411(d)(6) and 414(l) of the Internal Revenue Code of 1986,

as amended (Code) and the regulations thereunder.  The fiscal year of the Plan is the calendar year.

   The Board of Directors of the Company may amend or modify the Plan,

and the Boards of Directors of the Employers may, at any time,

terminate the Plan with respect to the respective Employer.

   The Plan is administered for the Company by a seven-member committee (the Committee) appointed by the Chief Executive Officer of the Company.

   The recordkeeper and trustee of the Plan are New York Life

Benefits Services LLC (recordkeeper) and New York Life Trust Company

(trustee), respectively.

   Administrative expenses of the Plan are paid by the Employers;

however, fees or commissions associated with each of the investment options are paid primarily by participants as a deduction from the amount invested or an offset to investment earnings.

   The Plan contains three parts:  1) The Deferred Savings feature,

which is the part of the Plan related to an eligible employee's ability to defer a portion of the employee's current compensation into a tax-free trust,  2) The ESOP feature, which is the part of the Plan related to participation in the ESOP, as merged into the Plan as of the 1988 Effective Date, and 3) The profit sharing feature which was added effective January 1, 1999. This profit sharing feature will allow the Company and any of its direct or indirect subsidiaries who choose to participate in the Plan to make discretionary contributions to eligible employees, based on attainment of pre-determined earnings levels.


Deferred Savings

   Generally an employee may participate in the Plan upon hire if they are at least 18 years of age and a regular full time or part time employee.  An eligible employee may elect to participate in the Plan by filing an election with the Company to have savings contributions made on the employee's behalf.

   Each participant may change their contribution percentage at any time via the recordkeeper's toll free telephone service or internet website.  The Plan allows contributions by participants varying from one percent through 22 percent, in one percent increments, of eligible compensation for each pay period.  In addition, the Plan accepts rollover contributions from other qualified retirement plans or an

Individual Retirement Account (IRA) that only holds assets distributed from a qualified plan as adjusted for earnings, losses and gains attributable thereto.  Such savings contributions on behalf of a participant are credited to the participant's Rollover Account.  An election is made by each participant to allocate contributions in one percent increments to any or all of the seven available investment options.  Participants may choose to invest in common stock of the

Company, an equity indexed mutual fund, a bond market indexed fund, a balanced fund, a small-cap fund, an international fund or a stable value option.  Such savings contributions reduce, on a dollar-for-

dollar basis, the participant's taxable earnings in the year in which the savings contributions are made.  Eligible compensation is defined as the employee's total compensation (not in excess of $160,000 for

1999, 1998 and 1997) from the Employer, unreduced by any savings contributions of the eligible employee to the Plan, and any amount contributed by the Employer pursuant to a salary reduction agreement and which is not includible in the gross income of an employee,

excluding other contributions to the Plan, contributions to other employee benefit plans and certain additional items of compensation which do not constitute direct earnings.

   A participant may authorize suspension of such participant's savings contributions to the Plan via the toll free telephone service or internet website.  Such suspension of savings contributions is effective as soon as administratively feasible but not later than 30 days from the request.  Suspended savings contributions may not be made up by savings contributions at a later time.

   Each participant's Employer may make a non-discretionary matching contribution, equal to a percentage of such participant's monthly savings contributions up to a specified percent of a participant's compensation as provided under the Plan, which is credited to such participant's Matching Contribution Account.  Effective January 1,

1999, the Company may make an additional discretionary variable matching contribution to a participant's Matching Contribution Account based on attainment of pre-determined earnings levels.  All matching contributions are invested in common stock of the Company.

   A participant's interest in a Savings Contribution Account or a

Matching Contribution Account is at all times fully vested and nonforfeitable.  Participant accounts are valued on a daily basis.

   The Plan limits the elective deferral contribution for each participant to the annual dollar limit as designated in Section 402(g)

of the Code for the calendar year, as adjusted.  For each participant,

contributions (other than rollovers) credited to an account in any plan year, when aggregated with contributions under all other qualified plans maintained by the Employers, cannot be greater than the maximum contribution permitted by Section 415 of the Code.  The deduction for contributions to the Plan, when taken together with all other contributions made by the Employer to other qualified retirement plans, cannot exceed the maximum amount deductible under Section 404 of the Code.  The Plan also limits the aggregate savings contributions which may be made on behalf of highly compensated employees.

   Generally, once each month, the Employers remit all authorized contributions made by the participants to the trustee to be held in trust and invested for the respective accounts of the participants,

pursuant to the terms of a trust agreement effective January 1, 1998.

Contributions for common stock, including the Employers' matching contribution, are used by the trustee to purchase shares of MDU

Resources Group, Inc. common stock (MDU stock) directly on the open market.  All such market purchases may be made at such prices as the trustee may determine in its sole and absolute discretion.  The trustee may also purchase shares of authorized but unissued common stock directly from the Company if the Company chooses to issue new stock.  The funds contributed to the equity indexed mutual fund are invested in the MainStay Institutional Indexed Equity Fund (MainStay

Equity), which trades in the 500 common stocks listed on the Standard

& Poor's 500 Composite Stock Price Index.  The funds contributed to the bond market indexed fund are invested in the MainStay

Institutional Indexed Bond Fund (MainStay Bond), which invests in investment grade corporate and U.S. government bonds, mortgage-backed securities and asset-backed securities.  The funds contributed to the balanced fund are invested in the Dodge & Cox Balanced Fund (Dodge &

Cox Balanced), which invests in stocks and bonds.  The funds contributed to the small-cap fund are invested in the Baron Asset Fund

(Small-Cap), which invests in common stock of small and medium-sized companies.  The funds contributed to the international fund are invested in the Templeton Foreign Fund (Class I) (Templeton

International), which invests primarily in stocks of companies located outside of the United States.  The funds contributed to the stable value option (Stable Value) are invested in the New York Life Anchor

Account, which also invests in cash and cash equivalents.  On

January 2, 1998, the Vanguard Index - 500 Portfolio (Vanguard Equity),

Vanguard Total Bond Market Index Fund (Vanguard Bond), EuroPacific

Growth Fund (International) and the short-term investment fund (Money

Market) were replaced with the MainStay Equity, MainStay Bond,

Templeton International and Stable Value funds, respectively.

   Any dividends, interest, gains, losses or other distributions on the above mentioned investments and short-term investment income allocated to a participant's accounts are reinvested in the

appropriate investment medium, which is credited to the participant's accounts.  As amounts are allocated to each participant's accounts,

they become fully vested.

   The amount credited to a participant's Savings Contribution

Account and Matching Contribution Account shall become payable to the participant or the participant's beneficiary/beneficiaries, as applicable (see tax rules related to rollover options), upon death,

retirement, disability, or other termination of employment with the

Employers.  The distribution of such amounts will be in accordance with the Plan, based on the method of payment elected by the

participant or designated beneficiary/beneficiaries.   Amounts

credited to such accounts will be paid as soon as practicable after such amounts are ascertained; provided that such payment shall not be made prior to the participant's attainment of age 62 without the written consent of the participant if the value of such accounts exceeds $5,000.

   A participant may be eligible to obtain a loan from the Plan.  The maximum amount available for a loan is the lesser of $50,000 or one-

half of the participant's account balance, subject to certain limitations.  Loans must be repaid over specified periods through payroll deduction and bear interest at the prevailing prime rate in effect at the time the loan is made, plus one percentage point.

   A participant may make other in-service withdrawals (hardship or age 59 1/2) from such participant's Savings Contribution Account or

Matching Contribution Account under certain conditions.


ESOP

   Participation in the ESOP feature of the Plan is limited to participants in the ESOP as of January 1, 1988 (1988 Effective Date)

or the date as of which an ESOP Account is established under the Plan,

whichever is later.

   As of the 1988 Effective Date, ESOP Accounts have been suspended and no additional contributions shall be made by the Company to such accounts, other than to reflect dividends or other earnings.

   A participant's interest in an ESOP Account is at all times fully vested and nonforfeitable.

   Distributions are consistent with the Deferred Savings feature previously mentioned, except for participant loans which are not available to ESOP Accounts.

   Each participant with an ESOP Account, who has both attained age 55 and completed at least 10 years of participation may elect to have the entire ESOP account balance diversified within the Plan.



2.  Summary of Significant Accounting Policies

Investment valuation --

   Investments held by the Plan are carried at market value.  Market value for the Stable Value and Money Market funds approximates cost.

The Plan's other investment valuations are based on published market quotations.


Contributions --

   Employer and employee contributions are recorded by the Plan when received or determined to be receivable.  Employee contributions are accumulated by the Employers through payroll reductions.


Other --

   Securities transactions are recorded on a trade date basis.

Dividend income is recorded on the ex-dividend date.  Interest income is recorded as earned.

   On the ex-dividend date of December 6, 1999, the trustee in error purchased shares of stock for both the MDU Stock and MDU Stock ESOP funds.

These shares were to be purchased January 1, 2000.  The trustee funded this purchase, and the related payable is reflected as a liability in the accompanying December 31, 1999 Statement of Financial Condition.



3. Investments

   The cost basis for distributions from the Plan is calculated using the average cost per participant.  Information concerning

distributions to terminated participants and other participants meeting certain conditions of the Plan during 1999, 1998 and 1997 was as follows:

                         Deferred Savings                               ESOP
                    1999         1998         1997         1999         1998         1997
MDU Stock:
 Number of
   shares           210,160      151,445      179,393      112,663       77,060       78,710
 Market value   $ 4,840,264  $ 4,691,953  $ 4,200,722  $ 2,556,809  $ 2,164,686  $ 1,701,461
 Average cost   $ 3,675,604  $ 2,294,918  $ 2,876,791  $ 1,914,331  $   650,089  $   966,733
Cash            $ 2,298,161  $ 2,124,820  $   856,763  $   115,662  $    17,271  $    10,626

   The net changes in unrealized appreciation of Plan investments during 1999, 1998 and 1997 were as follows:

                         Deferred Savings                               ESOP
                    1999         1998         1997         1999         1998         1997
Unrealized
 appreciation
 - January 1    $41,901,085  $30,416,948  $16,363,392  $16,777,353  $13,495,039  $ 8,269,125
Change
 during
 the year       (27,144,376)  11,484,137   14,053,556  (11,829,565)   3,282,314    5,225,914

Unrealized
 appreciation
 - December 31  $14,756,709  $41,901,085  $30,416,948  $ 4,947,788  $16,777,353  $13,495,039



4. Transfers Related to Coyote Station

   Effective July 1, 1998, Montana-Dakota Utilities Co., a division of the Company, was replaced by Otter Tail Power Company (Otter Tail)

as operator of the Coyote electric generating station (Coyote Station)

at Beulah, North Dakota.  At such time, employees at the Coyote

Station became employees of Otter Tail.  Assets for those employees who were participants in the Non-Bargaining Plan and Bargaining Plan were transferred to the trustee of the Otter Tail defined contribution retirement plan.  Montana-Dakota Utilities Co. maintains its ownership interest in the Coyote Station.



5. Federal Income Taxes

   The Internal Revenue Service (IRS) has informed the Company that the Plan, as amended through July 31, 1998, is qualified under Section

1.401-1 of the Income Tax Regulations.  The Company intends to file subsequent plan amendments with the IRS to receive final

determination.  The Company believes the Plan, as amended, will remain exempt from federal income tax under Section 501(a) of the Code.

Contributions under the Plan and earnings of the trust will not be taxable to the participants until distributed.  Except as stated

below, any distribution made to a participant is taxable as ordinary income in the year of distribution.

   Under applicable law with respect to distributions during the 1999 plan year, the amount taxable as ordinary income may be eligible for a special five-year averaging method of taxation (participants who reached age 50 before 1986 may be eligible for ten-year averaging) if the participant has participated in the Plan for five years prior to the year in which the distribution is received.  Any net unrealized appreciation at the time of distribution will be treated as long-term capital gain upon the subsequent sale of the common stock (unless the participant has previously elected to include this amount as income in the year of distribution) and any further appreciation subsequent to the date of distribution will be treated as long-term or short-term capital gain depending on the participant's holding period.

   Distributions from the Plan may qualify under the Code as "eligible rollover distributions."  An eligible rollover distribution is a distribution paid directly from the Plan to an IRA or another employer plan that accepts rollovers or paid to the participant and rolled over by the participant within 60 days to a qualifying IRA or another employer qualified plan.  If a participant chooses either of these options, such participant is not taxed on the amount rolled over until the participant later receives a distribution from the IRA or the employer plan.

   The foregoing covers only the general federal income tax aspects of Plan participation and distributions.



6. Related Party Transactions

   The Stable Value investments are managed by New York Life Asset

Management LLC, which is the parent to the recordkeeper.  These arrangements therefore qualify as party-in-interest transactions that are exempt from the Department of Labor's prohibitions.



                               SUPPLEMENTAL

                                SCHEDULES



                                                                                                   Schedule II


                                                MDU RESOURCES GROUP, INC.
                                                 401(k) RETIREMENT PLAN

                                              ALLOCATION OF PLAN ASSETS AND
                                            LIABILITIES TO INVESTMENT PROGRAMS
                                                    December 31, 1999

                                ESOP                    Deferred Savings and Profit Sharing
                                                          MainStay       MainStay    Dodge & Cox
                              MDU Stock     MDU Stock      Equity          Bond       Balanced       Small-Cap
Assets:
  Investments --
    Participants                   1,025         2,095         1,403           487           679           590
    Number of shares/
      units                    1,718,914     4,613,580       607,444       176,257        56,853        48,591
    Cost                     $29,430,492   $82,009,949   $18,911,730   $ 1,902,659   $ 3,813,462   $ 2,546,363

  Market value               $34,378,280   $92,271,600   $23,155,759   $ 1,752,000   $ 3,735,813   $ 2,855,674

Cash and cash equivalents         88,130     1,322,891           ---           ---           ---           ---

Contributions receivable--
  Employers                          ---           ---           ---           ---           ---           ---
  Employees                          ---           ---           ---           ---           ---           ---

Dividends and interest
  receivable                     358,735       955,205           ---           ---           ---           ---

Participant loans
  receivable                         ---           ---           ---           ---           ---           ---
                             $34,825,145   $94,549,696   $23,155,759   $ 1,752,000   $ 3,735,813   $ 2,855,674

Liabilities:
  Trustee payable            $   358,735   $   955,205   $       ---   $       ---   $       ---   $       ---
                             $34,466,410   $93,594,491   $23,155,759   $ 1,752,000   $ 3,735,813   $ 2,855,674

Participants' equity:
  Distributions due
    terminated
    participants             $   137,282   $   337,323   $     6,099   $     2,836   $     2,544   $     1,459
  Active participants'
       equity                 34,329,128    93,257,168    23,149,660     1,749,164     3,733,269     2,854,215
                             $34,466,410   $93,594,491   $23,155,759   $ 1,752,000   $ 3,735,813   $ 2,855,674

                                  The accompanying notes are an integral part of this schedule.

                                                                                                   Schedule II

                                                MDU RESOURCES GROUP, INC.
                                                 401(k) RETIREMENT PLAN

                                              ALLOCATION OF PLAN ASSETS AND
                                      LIABILITIES TO INVESTMENT PROGRAMS (Continued)
                                                    December 31, 1999

                                  Deferred Savings and Profit Sharing  (Continued)
                              Templeton                                                 Total
                               Inter-        Stable        Loan      Contributions    Deferred
                              national        Value        Fund        Receivable     Savings          Total

Assets:
  Investments --
    Participants                    329            295           237
    Number of shares/
      units                     110,145      1,422,512           ---           ---      7,035,382     8,754,296
    Cost                     $1,065,799    $ 1,422,512   $       ---   $       ---   $111,672,474  $141,102,966

  Market value               $1,235,825    $ 1,422,512   $       ---   $       ---   $126,429,183  $160,807,463

Cash and cash equivalents           ---            ---           ---           ---      1,322,891     1,411,021

Contributions receivable--
  Employers                         ---            ---           ---     1,131,735      1,131,735     1,131,735
  Employees                         ---            ---           ---       762,653        762,653       762,653

Dividends and
  interest
  receivable                        ---         21,977           ---           ---        977,182     1,335,917

Participant loans
  receivable                        ---            ---     3,105,992           ---      3,105,992     3,105,992
                             $1,235,825     $1,444,489    $3,105,992    $1,894,388   $133,729,636  $168,554,781

Liabilities:
  Trustee payable            $      ---     $      ---    $      ---    $      ---   $    955,205  $  1,313,940
                             $1,235,825     $1,444,489    $3,105,992    $1,894,388   $132,774,431  $167,240,841

Participants' equity:
  Distributions due
    terminated
    participants             $    1,616     $    1,726    $      ---    $      ---   $    353,603  $    490,885
  Active participants'
       equity                 1,234,209      1,442,763     3,105,992     1,894,388    132,420,828   166,749,956
                             $1,235,825     $1,444,489    $3,105,992    $1,894,388   $132,774,431  $167,240,841

                             The accompanying notes are an integral part of this schedule.

                                                                                                   Schedule II
                                                MDU RESOURCES GROUP, INC.
                                                 401(k) RETIREMENT PLAN

                                              ALLOCATION OF PLAN ASSETS AND
                                            LIABILITIES TO INVESTMENT PROGRAMS
                                                    December 31, 1998

                                ESOP                    Deferred Savings and Profit Sharing
                                                          MainStay       MainStay    Dodge & Cox
                              MDU Stock     MDU Stock      Equity          Bond       Balanced       Small-Cap
Assets:
  Investments --
    Participants                   1,080          1,811        1,134             407          512          383
    Number of shares/
      units                    1,771,753      4,292,365      596,937         178,972       53,010       43,561
    Cost                     $29,841,898   $ 73,193,977  $17,675,953      $1,958,405   $3,542,031   $2,124,587

  Market value               $46,619,251   $112,942,854  $19,931,733      $1,956,161   $3,457,324   $2,201,585

Cash and cash
  equivalents                     85,908      1,625,574          ---             ---          ---          ---

Dividends and
  interest
  receivable                     372,950        901,645          ---             ---          ---          ---

Participant loans
  receivable                         ---            ---          ---             ---          ---          ---
                             $47,078,109   $115,470,073  $19,931,733      $1,956,161   $3,457,324   $2,201,585

Participants' equity:
  Distributions due
    terminated
    participants             $   112,621   $    135,293  $    25,551      $    9,898   $   10,893   $   19,121
  Active participants'
       equity                 46,965,488    115,334,780   19,906,182       1,946,263    3,446,431    2,182,464
                             $47,078,109   $115,470,073  $19,931,733      $1,956,161   $3,457,324   $2,201,585




                                The accompanying notes are an integral part of this schedule.

                                                                                                   Schedule II
                                                MDU RESOURCES GROUP, INC.
                                                 401(k) RETIREMENT PLAN

                                              ALLOCATION OF PLAN ASSETS AND
                                      LIABILITIES TO INVESTMENT PROGRAMS (Continued)
                                                    December 31, 1998

                                  Deferred Savings and Profit Sharing (Continued)
                              Templeton                                   Total
                               Inter-        Stable        Loan          Deferred
                              national        Value        Fund          Savings         Total

Assets:
  Investments --
    Participants                    216            150           179
    Number of shares/
      units                      91,918      1,579,053           ---      6,835,816     8,607,569
    Cost                     $  864,807     $1,579,053           ---   $100,938,813  $130,780,711

  Market value               $  771,188     $1,579,053    $      ---   $142,839,898  $189,459,149

Cash and cash
  equivalents                       ---            ---           ---      1,625,574     1,711,482

Dividends and
  interest
  receivable                        ---          7,054           ---        908,699     1,281,649

Participant loans
  receivable                        ---            ---     2,318,857      2,318,857     2,318,857
                             $  771,188     $1,586,107    $2,318,857   $147,693,028  $194,771,137

Participants' equity:
  Distributions due
    terminated
    participants             $   18,491     $    1,255   $      ---    $    220,502  $    333,123
  Active participants'
       equity                   752,697      1,584,852    2,318,857     147,472,526   194,438,014
                             $  771,188     $1,586,107   $2,318,857    $147,693,028  $194,771,137


                          The accompanying notes are an integral part of this schedule.




                                                MDU RESOURCES GROUP, INC.                        Schedule III
                                                 401(k) RETIREMENT PLAN

                                         ALLOCATION OF PLAN INCOME AND CHANGES
                                         IN PLAN EQUITY TO INVESTMENT PROGRAMS
                                              Year ended December 31, 1999


                                ESOP                    Deferred Savings and Profit Sharing
                                                          MainStay       MainStay    Dodge & Cox
                              MDU Stock     MDU Stock      Equity          Bond       Balanced       Small-Cap
Investment income:
  Dividends                  $ 1,420,286   $  3,680,180  $   220,693   $     124,072  $   110,932  $       ---
  Interest                         3,842         58,193          ---             ---          ---          ---
  Capital gains                      ---            ---    1,033,393             ---      259,921          ---
  Other                           (4,396)       (32,544)        (550)            ---          ---           (7)
  Realized gain (loss)           706,375      1,281,835      800,393         (11,823)       7,567      138,061
  Unrealized appreciation
    (depreciation) on
    investments              (11,829,565)   (29,487,227)   1,988,249        (148,415)       7,059      232,313
                              (9,703,458)   (24,499,563)   4,042,178         (36,166)     385,479      370,367
Contributions:
  Employers --
    MDU                              ---      1,076,110          ---             ---          ---          ---
    WBI Holdings                     ---        306,765          ---             ---          ---          ---
    Knife River                      ---        694,929          ---             ---          ---          ---
                                     ---      2,077,804          ---             ---          ---          ---
Employees --
    MDU                              ---      1,829,027      922,639          83,601      214,327      198,978
    WBI Holdings                     ---        423,619      298,417          30,119      111,825       91,188
    Knife River                      ---        884,109      550,492          77,622      156,759      131,831
                                     ---      3,136,755    1,771,548         191,342      482,911      421,997
Employee rollover --
    MDU                              ---         44,044       56,035           2,488        1,436        8,298
    WBI Holdings                     ---         13,124       14,333           4,792        5,783        1,958
    Knife River                      ---        113,614      150,664          27,572       43,778      161,819
                                     ---        170,782      221,032          34,852       50,997      172,075

                                     ---      5,385,341    1,992,580         226,194      533,908      594,072
Distributions to
  terminated
  participants                (2,672,472)    (5,128,877)    (928,003)        (48,804)    (153,188)     (62,806)

Net loan activity                    ---       (469,260)    (123,834)         (3,677)     (10,131)       8,440

Transfers of
  participants' equity:
  Fund to Fund                  (235,769)     2,836,777   (1,758,895)       (341,708)    (477,579)    (255,984)

Increase (decrease) in
  participants' equity       (12,611,699)   (21,875,582)   3,224,026        (204,161)     278,489      654,089

Participants'
  equity at
  beginning of
  year                        47,078,109    115,470,073   19,931,733       1,956,161    3,457,324    2,201,585

Participants'
  equity at end
  of year                    $34,466,410    $93,594,491  $23,155,759      $1,752,000   $3,735,813   $2,855,674


                                     The accompanying notes are an integral part of this schedule.

                                                MDU RESOURCES GROUP, INC.                           Schedule III
                                                 401(k) RETIREMENT PLAN

                                          ALLOCATION OF PLAN INCOME AND CHANGES
                                   IN PLAN EQUITY TO INVESTMENT PROGRAMS (Continued)
                                             Year ended December 31, 1999

                                  Deferred Savings and Profit Sharing (Continued)
                              Templeton                                                 Total
                               Inter-        Stable        Loan      Contributions    Deferred
                              national        Value        Fund        Receivable     Savings          Total

Investment income:
  Dividends                  $     30,109  $       ---   $       ---   $       ---   $  4,165,986  $  5,586,272
  Interest                            ---       78,967       210,053           ---        347,213       351,055
  Capital gains                     9,480          ---           ---           ---      1,302,794     1,302,794
  Other                               ---          422           ---           ---        (32,679)      (37,075)
  Realized gain (loss)             (3,409)         ---           ---           ---      2,212,624     2,918,999
  Unrealized appreciation
    (depreciation) on
    investments                   263,645          ---           ---           ---    (27,144,376)  (38,973,941)
                                  299,825       79,389       210,053           ---    (19,148,438)  (28,851,896)

Contributions:
  Employers --
    MDU                               ---          ---           ---       143,698      1,219,808     1,219,808
    WBI Holdings                      ---          ---           ---        49,888        356,653       356,653
    Knife River                       ---          ---           ---       938,149      1,633,078     1,633,078
                                      ---          ---           ---     1,131,735      3,209,539     3,209,539

  Employees --
    MDU                            76,854       39,717           ---       420,267      3,785,410     3,785,410
    WBI Holdings                   39,162       12,906           ---       117,573      1,124,809     1,124,809
    Knife River                    38,439      100,290           ---       224,813      2,164,355     2,164,355
                                  154,455      152,913           ---       762,653      7,074,574     7,074,574

  Employee rollover --
    MDU                            10,279        8,504           ---           ---        131,084       131,084
    WBI Holdings                    1,032        5,557           ---           ---         46,579        46,579
    Knife River                    94,104       79,169           ---           ---        670,720       670,720
                                  105,415       93,230           ---           ---        848,383       848,383

                                  259,870      246,143           ---     1,894,388     11,132,496    11,132,496

Distributions to
  terminated
  participants                    (80,537)    (707,656)      (28,553)          ---     (7,138,424)   (9,810,896)

Net loan activity                  (2,690)      (4,483)      605,635           ---            ---           ---

Transfers of
  participants' equity:
  Fund to Fund                    (11,831)     244,989           ---           ---        235,769           ---

Increase (decrease) in
  participants' equity            464,637     (141,618)      787,135     1,894,388    (14,918,597)  (27,530,296)

Participants'
  equity at
  beginning of
  year                            771,188    1,586,107     2,318,857           ---    147,693,028   194,771,137

Participants'
  equity at end
  of year                    $  1,235,825  $ 1,444,489   $ 3,105,992   $ 1,894,388   $132,774,431  $167,240,841


                           The accompanying notes are an integral part of this schedule.

                                                MDU RESOURCES GROUP, INC.                          Schedule III
                                                 401(k) RETIREMENT PLAN

                                         ALLOCATION OF PLAN INCOME AND CHANGES
                                         IN PLAN EQUITY TO INVESTMENT PROGRAMS
                                              Year ended December 31, 1998


                                ESOP                    Deferred Savings and Profit Sharing
                                                          MainStay       MainStay    Dodge & Cox
                              MDU Stock     MDU Stock      Equity          Bond       Balanced       Small-Cap

Investment income:
  Dividends                  $   801,976   $  2,333,142  $   152,155   $     92,387  $    88,797   $     1,265
  Interest                         5,238         36,939          ---          6,680          ---           ---
  Capital gains                      ---            ---      414,078            ---      145,141           ---
  Other                            8,713        (27,686)        (474)           (59)        (510)          ---
  Realized gain (loss)         2,102,658      6,080,362      264,327         13,417      161,748        74,095
  Unrealized appreciation
    (depreciation) on
    investments                3,282,314      9,589,950    2,255,780         (2,244)    (239,435)      (26,315)
                               6,200,899     18,012,707    3,085,866        110,181      155,741        49,045
Contributions:
  Employers --
    MDU                              ---        698,974          ---            ---          ---           ---
    WBI Holdings                     ---        233,745          ---            ---          ---           ---
    Knife River                      ---        342,190          ---            ---          ---           ---
                                     ---      1,274,909          ---            ---          ---           ---
  Employees --
    MDU                              ---      1,052,741      679,935         69,526      180,509       149,187
    WBI Holdings                     ---        248,569      240,004         24,259       85,326        63,500
    Knife River                      ---        361,501      347,623         51,514       98,367        33,610
                                     ---      1,662,811    1,267,562        145,299      364,202       246,297
  Employee rollover --
    MDU                              ---            772        6,562            ---          173        12,592
    WBI Holdings                     ---          1,703        7,177            851        5,110         3,222
    Knife River                      ---         73,114       72,392          4,136          ---        13,527
                                     ---         75,589       86,131          4,987        5,283        29,341

                                     ---      3,013,309    1,353,693        150,286      369,485       275,638

Distributions to
  terminated
  participants                (2,181,957)    (4,912,143)    (639,370)      (108,825)    (360,944)      (86,699)

Net loan activity                    ---       (859,025)    (209,654)         2,802      (37,150)      (25,006)

Transfers of
  participants' equity:
  Fund to Fund                       ---     (1,747,822)    (413,008)       149,241      316,352       484,684
  Plan to Plan                    49,440        382,027       18,359         13,068        5,060           682
  Plan to Plan
   (Coyote Station)             (692,514)    (1,381,724)    (219,444)       (53,219)     (49,660)      (37,186)
  Plan to Plan (Merger)       21,171,336     37,277,587    5,890,180        435,714      778,579       632,778
                              20,528,262     34,530,068    5,276,087        544,804    1,050,331     1,080,958

Increase in participants'
  equity                      24,547,204     49,784,916    8,866,622        699,248    1,177,463     1,293,936

Participants'
  equity at
  beginning of
  year                        22,530,905     65,685,157   11,065,111      1,256,913    2,279,861       907,649

Participants'
  equity at end
  of year                    $47,078,109   $115,470,073  $19,931,733     $1,956,161   $3,457,324    $2,201,585


                              The accompanying notes are an integral part of this schedule.

                                                MDU RESOURCES GROUP, INC.                         Schedule III
                                                 401(k) RETIREMENT PLAN

                                         ALLOCATION OF PLAN INCOME AND CHANGES
                                   IN PLAN EQUITY TO INVESTMENT PROGRAMS (Continued)
                                              Year ended December 31, 1998

                                  Deferred Savings and Profit Sharing (Continued)
                              Templeton                                   Total
                               Inter-        Stable        Loan          Deferred
                              national        Value        Fund          Savings         Total



Investment income:
  Dividends                  $   15,151    $       ---   $       ---   $  2,682,897  $  3,484,873
  Interest                          ---         83,797        60,777        188,193       193,431
  Capital gains                  44,579            ---           ---        603,798       603,798
  Other                             ---            (75)          ---        (28,804)      (20,091)
  Realized gain (loss)           (3,027)           ---           ---      6,590,922     8,693,580
  Unrealized appreciation
    (depreciation) on
    investments                 (93,599)           ---           ---     11,484,137    14,766,451
                                (36,896)        83,722        60,777     21,521,143    27,722,042
Contributions:
  Employers --
    MDU                             ---            ---           ---        698,974       698,974
    WBI Holdings                    ---            ---           ---        233,745       233,745
    Knife River                     ---            ---           ---        342,190       342,190
                                    ---            ---           ---      1,274,909     1,274,909
  Employees --
    MDU                          83,604         30,170           ---      2,245,672     2,245,672
    WBI Holdings                 34,262          5,059           ---        700,979       700,979
    Knife River                  10,806         35,840           ---        939,261       939,261
                                128,672         71,069           ---      3,885,912     3,885,912
  Employee rollover --
    MDU                             520            ---           ---         20,619        20,619
    WBI Holdings                  1,155            852           ---         20,070        20,070
    Knife River                     841            841           ---        164,851       164,851
                                  2,516          1,693           ---        205,540       205,540

                                131,188         72,762           ---      5,366,361     5,366,361

Distributions to
  terminated
  participants                  (36,107)      (628,682)      (44,003)   (6,816,773)    (8,998,730)

Net loan activity                (6,330)        (8,423)    1,142,786           ---            ---

Transfers of
  participants' equity:
  Fund to Fund                  129,344      1,081,209           ---           ---            ---
  Plan to Plan                      257         14,126           ---       433,579        483,019
  Plan to Plan
   (Coyote Station)             (16,309)       (68,522)          ---    (1,826,064)    (2,518,578)
  Plan to Plan (Merger)         152,317        188,322     1,159,297    46,514,774     67,686,110
                                265,609      1,215,135     1,159,297    45,122,289     65,650,551

Increase in participants'
  equity                        317,464        734,514     2,318,857    65,193,020     89,740,224

Participants'
  equity at
  beginning of
  year                          453,724        851,593           ---    82,500,008    105,030,913

Participants'
  equity at end
  of year                    $  771,188    $ 1,586,107   $ 2,318,857  $147,693,028   $194,771,137


                        The accompanying notes are an integral part of this schedule.

                                                MDU RESOURCES GROUP, INC.                                       Schedule III
                                                 401(k) RETIREMENT PLAN

                                         ALLOCATION OF PLAN INCOME AND CHANGES
                                         IN PLAN EQUITY TO INVESTMENT PROGRAMS
                                              Year ended December 31, 1997


                  ESOP                           Deferred Savings and Profit Sharing                           Total
                                        Vanguard    Vanguard  Dodge & Cox            Inter-       Money      Deferred
                MDU Stock   MDU Stock    Equity       Bond     Balanced  Small-Cap  national      Market     Savings       Total
Investment income:
  Dividends    $   815,775 $ 2,341,364 $   154,705 $   73,592 $   62,110 $      --- $    7,097 $      --- $ 2,638,868  $  3,454,643
  Interest             866      11,446         509        218         48        ---        ---     40,393      52,614        53,480
  Capital gains        ---         ---      70,544        ---    103,511        ---     26,171        ---     200,226       200,226
  Other                 37        (193)        329          7        108          2        ---     (1,180)       (927)         (890)
  Realized gain
   (loss)          739,779   1,431,823   4,775,215     37,316     21,409      6,756    (35,358)       ---   6,237,161     6,976,940
  Unrealized
    appreciation
    (depreciation) on
    investments  5,225,914  16,184,557  (2,389,019)        (3)   154,728    103,313        (20)       ---  14,053,556    19,279,470
                 6,782,371  19,968,997   2,612,283    111,130    341,914    110,071     (2,110)    39,213  23,181,498    29,963,869
Contributions:
  Employers --
    MDU                ---     670,480         ---        ---        ---        ---        ---       ---      670,480       670,480
    Williston Basin    ---     218,362         ---        ---        ---        ---        ---       ---      218,362       218,362
    Knife River        ---     324,822         ---        ---        ---        ---        ---       ---      324,822       324,822
                       ---   1,213,664         ---        ---        ---        ---        ---       ---    1,213,664     1,213,664
  Employees --
    MDU                ---     959,057     682,656     78,641    182,436     66,127     66,775    15,606    2,051,298     2,051,298
    Williston Basin    ---     274,374     225,684     27,707     60,831     21,744     17,609     7,898      635,847       635,847
    Knife River        ---     332,457     339,315     50,247     87,863      6,042      4,081    46,327      866,332       866,332
                       ---   1,565,888   1,247,655    156,595    331,130     93,913     88,465    69,831    3,553,477     3,553,477
  Employee rollover --
    MDU                ---         ---         ---        ---        ---        ---        ---       ---          ---           ---
    Williston Basin    ---         ---         ---        ---        ---        ---        ---       ---          ---           ---
    Knife River        ---         552         ---        ---        221        110        221       ---        1,104         1,104
                       ---         552         ---        ---        221        110        221       ---        1,104         1,104

                       ---   2,780,104   1,247,655    156,595    331,351     94,023     88,686     69,831   4,768,245     4,768,245

Distributions to
  terminated
  participants  (1,712,087) (4,265,456)   (441,830)  (135,612)   (91,652)    (5,574)    (6,567)  (110,794) (5,057,485)   (6,769,572)

Transfers of
  participants'
  equity:
  Fund to Fund         ---  (1,503,786)    195,761   (127,807)   256,034    705,796    373,035    100,967         ---           ---
  Plan to Plan      27,156      61,730      64,375     (2,978)       797      3,333        680          9     127,946       155,102
                    27,156  (1,442,056)    260,136   (130,785)   256,831    709,129    373,715    100,976     127,946       155,102

Increase in
  participants'
  equity         5,097,440  17,041,589   3,678,244      1,328    838,444    907,649    453,724     99,226  23,020,204    28,117,644

Participants'
  equity at
  beginning of
  year          17,433,465  48,643,568   7,386,867  1,255,585  1,441,417        ---        ---    752,367  59,479,804    76,913,269

Participants'
  equity at end
  of year      $22,530,905 $65,685,157 $11,065,111 $1,256,913 $2,279,861 $  907,649 $  453,724 $  851,593 $82,500,008  $105,030,913

                                        The accompanying notes are an integral part of this schedule.

                                                MDU RESOURCES GROUP, INC.                                       Schedule IV
                                                 401(k) RETIREMENT PLAN

                                     ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                                                 As of DECEMBER 31, 1999


Series of Transactions within the Plan Year in Aggregate Involving more than Five Percent:

                                                               Purchases                Sales/Redemptions          Gain on
       Fund             Description                      Number       Amount           Number       Amount      Transactions
DEFERRED SAVINGS
 MDU Stock       MDU Stock and MainStay Inst.             166       $11,963,513         ---           ---           ---
                   Money Market



             REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To MDU Resources Group, Inc.:

We have audited the accompanying statements of financial position of MDU Resources Group, Inc. 401(k) Retirement Plan as of December 31, 1999 and 1998, and the related statements of income and changes in participants' equity for each of the three years in the period ended December 31, 1999. These financial statements and the schedules referred to below are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MDU Resources Group, Inc. 401(k) Retirement Plan as of December 31, 1999 and 1998, and the results of its operations and the changes in participants' equity for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements. This information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                 /s/ ARTHUR ANDERSEN LLP


Minneapolis, Minnesota,
March 3, 2000



                            SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the MDU Resources Group, Inc. 401(k) Retirement Plan committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  MDU Resources Group, Inc.
                                  401(k) Retirement Plan



Date: March 17, 2000              By /S/ DOUGLAS C. KANE
                                     Douglas C. Kane (Chairman)